EXHIBIT 21.1
SUBSIDIARIES OF IMMERSION CORPORATION

Name	Jurisdiction of Incorporation

Immersion Canada Inc.	Quebec, Canada
Immersion International, LLC	Delaware, USA
Immersion Medical Inc.	Maryland, USA